TOP Ships Reports Third Quarter and Nine Months Ended September 30, 2010 Financial Results

ATHENS, Greece, Nov. 18, 2010 /PRNewswire-FirstCall/ -- TOP Ships Inc. (Nasdaq: TOPS) today announced its financial results for the third quarter and nine months ended September 30, 2010.

For the three months ended September 30, 2010, the Company reported:

  Net income of $1.1 million or $0.03 per share.
  Operating income of $6.6 million.
  Revenues of $23.3 million.

For the nine months ended September 30, 2010, the Company reported:

  Net income of $0.2 million or $0.01 per share.
  Operating income of $16.1 million.
  Revenues of $68.3 million.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Ships Inc., commented:

"We are happy to report one more profitable quarter in 2010, which is the result of a combination of a strong charter portfolio together with the implementation of our cost cutting initiatives.

We are also happy to report that we have concluded the sale of M/T Dauntless for $20 million. The sale has resulted in a gain of approximately $5 million, which will be included in the results of the fourth quarter."

The following indicators serve to highlight the operational performance of the Company's current fleet during the three-month and nine-month periods ended September 30, 2009 and 2010:

CURRENT FLEET FIGURES
	Three Months Ended – September 30,		Nine Months Ended – September 30,
	2009	2010	2009	2010
Total number of vessels	13	13	13	13
Total calendar days for fleet (1)	1,163	1,196	2,930	3,549
Total available days for fleet (2)	1,161	1,193	2,864	3,497
Total operating days for fleet (3)	1,160	1,193	2,834	3,493
Fleet utilization (4)	99.91%	99.97%	98.95%	99.91%

(1) We define calendar days as the total days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet over the relevant period and affect both the amount of revenues and expenses that we record during that period.

(2) We define available days as the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric for the first time in the second quarter and first half of 2009. We have determined to adjust the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.

(3) We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which the vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization for the first time in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have determined to adjust the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.

The following table presents the Company's current fleet and employment profile:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate
Eight Tanker Vessels

Miss Marilena	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400
Lichtenstein	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Ionian Wave	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300(A)
Tyrrhenian Wave	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300(A)
Britto	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Hongbo	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Ioannis P	46,346	2003	Spot
Delos (B)	47,067	1991	Spot

Total Tanker dwt	393,413

Five Drybulk Vessels
Cyclades			Time Charter	Q2/2011	$54,250
Subsequent charter	75,681	2000	Time Charter	Q2/2014	$20,000
Amalfi	45,526	2000	Time Charter	Q4/2011-Q1/2012	$14,000
Papillon (ex Voc Gallant)	51,200	2002	Bareboat Charter	Q1-3/2012	$24,000
Pepito	75,928	2001	Time Charter	Q1-2/2013	$41,000
Astrale	75,933	2000	Time Charter	Q3-4/2011	$18,000

Total Drybulk dwt	324,268

TOTAL DWT	717,681

(A) On January 11, 2010 we announced that we had received from the bareboat charterer of the M/T Ionian Wave and the M/T Tyrrhenian Wave, a reduced charter hire rate of $10,000 per day, rather than the $14,300 per day on a bareboat basis that is set forth in the charter agreement.  We have been examining this unilateral reduction and intend to take all necessary steps to recover the amounts owed since the said charterer is considered to be in breach of the charter.

(B) On October 1, we entered into a bareboat agreement to charter in M/T Delos for five years at an average daily rate of $5,219.

Outstanding Indebtedness

As of September 30, 2010, we had total indebtedness under senior secured and unsecured credit facilities with our lenders of $371.2 million (excluding unamortized deferred financing fees of $4.3 million) with maturity dates from 2010 through 2019.

As of September 30, 2010, we had no unrestricted cash.

Loan Covenants and Discussions with Banks

As of September 30, 2010, we were in breach of loan covenants relating to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), overall cash position (minimum liquidity covenants), adjusted net worth and asset cover with certain banks. As a result of these covenant breaches with certain banks, we have classified all of our debt and financial instruments as current. The amount of long-term debt and financial instruments that have been reclassified and presented together with current liabilities amounts to $328.7 million and $10.4 million, respectively.

We have been in discussions with all of our banks in relation to these covenant breaches as well as covenant breaches previously waived, for which waiver periods expired as of the end of the first quarter. As of the date of this release, we have obtained waivers from Emporiki Bank for all covenant breaches until June 30, 2011 and from DVB bank until December 31, 2010.

Conference Call and Webcast

TOP Ships' management team will host a conference call on that same day Thursday, November 18, 2010, at 11:00 a.m. EST to discuss the Company's financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-730-5763 (from the US), 0-808-234-7616 (from the UK), 001-857-350-1587 (from outside the US). The participant passcode is: 21392737 and please quote "TOP Ships". A replay of the conference call will be available from November 18, 2010 at 2:00 PM EST until November 25, 2010. The United States replay number is 1-888-286-8010; the international replay number is 001-617-801-6888 and the access code required for the replay is: 53913694.

Audio webcast:

There will also be a simultaneous live webcast over the Internet, through the TOP Ships Inc. website (www.topships.org) under "Investor Relations". Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About TOP Ships Inc.

TOP Ships Inc., is an international maritime shipping company that provides transportation services for crude oil, petroleum products, and dry bulk commodities.   Top Ships was recently ranked first – based on Revenue Per Employee (RPE) - on SmarTrend's list of the most-efficient companies in the Oil & Gas Storage & Transportation industry.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Investor Relations / Media: Athanasia Sfikas Vice President Hill & Knowlton New York 825 3rd Ave, 21st Floor New York, NY 10022 Tel: +1 (212) 885 0415 Email: athanasia.sfikas@hillandknowlton.com	Company: Alexandros Tsirikos Chief Financial Officer TOP Ships Inc. 1, Vassilissis Sofias Str. & Meg. Alexandrou Str. 151 24, Maroussi, Greece Tel: +30 210 812 8180 Email: atsirikos@topships.org

TABLES FOLLOW

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2010	2009	2010

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES:

Revenues	$25,153	$23,328	$83,582	$68,272

EXPENSES:

Voyage expenses	367	551	2,952	1,352
Charter hire expense	21	-	10,827	-
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(49)	-	(7,799)	-
Lease termination expense	6	-	15,391	-
Vessel operating expenses	3,166	3,108	21,325	9,215
Dry-docking costs	382	191	4,584	2,860
Vessel depreciation	8,550	8,151	22,859	24,464
General and administrative expenses	6,038	4,751	15,916	14,264

Operating income (loss)	6,672	6,576	(2,473)	16,117

OTHER INCOME (EXPENSES):

Interest and finance costs	(3,868)	(3,651)	(9,632)	(10,303)
Loss on financial instruments	(2,569)	(1,892)	(2,305)	(5,703)
Interest income	9	35	217	100
Other, net	85	-	(58)	(33)

Total other expenses, net	(6,343)	(5,508)	(11,778)	(15,939)

Net Income (loss)	$329	$1,068	$(14,251)	$178

Earnings (loss) per share, basic and diluted	$0.01	$0.03	$(0.52)	$0.01

Weighted average common shares outstanding, basic	27,840,863	30,707,386	27,621,301	30,672,032

Weighted average common shares outstanding, diluted	27,840,863	30,710,881	27,621,301	30,673,209

TOP SHIPS INC.

CONSOLIDATED CONDENSED BALANCE SHEETS (UNAUDITED)
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31,	September 30,
	2009	2010

ASSETS	(Unaudited)	(Unaudited)

CASH AND CASH EQUIVALENTS	$-	$-
VESSEL HELD FOR SALE	-	14,286
VESSELS, NET	642,953	603,649
RESTRICTED CASH	22,244	18,025
OTHER ASSETS	9,952	8,187
Total assets	$675,149	$644,147

LIABILITIES AND STOCKHOLDERS' EQUITY

FINANCIAL INSTRUMENTS	13,803	15,133
DEBT	399,087	347,372
DEBT RELATED TO VESSEL HELD FOR SALE	-	19,500
OTHER LIABILITIES	15,063	13,717

Total current liabilities	427,953	395,722

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	247,196	248,425

Total liabilities and stockholders' equity	$675,149	$644,147

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Expressed in thousands of U.S. Dollars)

	Nine Months Ended
	September 30,
	2009	2010

	(Unaudited)	(Unaudited)
Cash Flows provided by Operating Activities:

Net (loss) income	$(14,251)	$178
Adjustments to reconcile net (loss) income to net cash
provided by operating activities:
Depreciation and amortization of deferred financing costs	24,887	26,710
Translation gain of foreign currency denominated loan	-	(189)
Stock-based compensation expense	2,512	1,097
Change in fair value of financial instruments	(939)	1,330
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(7,799)	-
Amortization of fair value below market time charter	(3,911)	-
Loss on sale of other fixed assets	93	33
Change in operating assets and liabilities	482	(1,386)

Net Cash provided by Operating Activities	1,074	27,773

Cash Flows (used in) provided by Investing Activities:

Vessel acquisitions	(136,663)	482
Insurance claims recoveries	1,374	1,310
Increase in restricted cash	-	-
Decrease in restricted cash	28,110	4,219
Net proceeds from sale of other fixed assets	204	244
Acquisition of other fixed assets	(668)	(322)

Net Cash (used in) provided by Investing Activities	(107,643)	5,933

Cash Flows provided by (used in) Financing Activities:

Proceeds from long-term debt	111,708	4,000
Payments of long-term debt	(45,221)	(36,950)
Financial instrument termination payments	(5,000)	-
Payment of common stock issuance costs	2,160	(25)
Repurchase and cancellation of common stock	(732)
Payment of financing costs	(2,588)	(731)

Net Cash provided by (used in) Financing Activities	60,327	(33,706)

Net (decrease) increase in cash and cash equivalents	(46,242)	-

Cash and cash equivalents at beginning of period	46,242	-

Cash and cash equivalents at end of period	$0	$0

CONTACT: Investor Relations / Media: Athanasia Sfikas, Vice President, Hill & Knowlton New York, +1-212-885 0415, athanasia.sfikas@hillandknowlton.com; or Company: Alexandros Tsirikos, Chief Financial Officer, TOP Ships Inc., +30-210-812-8180, atsirikos@topships.org